TRENT

30 July 2007

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4134
Direct Fax 44 121 722 4290
Our Ref LMG

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcement was released today:

'Block Listing – Interim Review'

Yours faithfully

SUPPL

Linda Goodwin
Company Secretarial Administrator

Encl.

T:\Secretariat\Co Sec Department\Stock Exchange\Announcements\SEC Notification\2007\Y - Block Listing - Interim Review 30 July 2007.doc

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1.	Name of company: Severn Trent Plc	
2.	Name of scheme: Severn Trent (Executive) Share Option Scheme	
3.	Period of return:	From 1 May 2006 to 30 April 2007*
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	374,200 (ordinary shares of 65 $^{5/19}$ pence each)
5.	Number of shares issued/allotted under scheme during period:	323,274 (ordinary shares of 65 $^{5/19}$ pence each between 1 May 2006 to 6 October 2006) 101,034 (ordinary shares of 97 $^{17/19}$ pence each between 9 October 2006 to 30 April 2007)
6.	Balance under scheme not yet issued/allotted at end of period	148,966 (ordinary shares of 97 $^{17/19}$ pence each)
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	400,000 ordinary shares of 65 $^{5/19}$ pence each Date of Grant of Listing – 23 August 2005 45,000 ordinary shares of 65 $^{5/19}$ pence each Date of Grant of Listing – 15 June 2006 250,000 ordinary shares of 97 $^{17/19}$ pence each Date of Grant of Listing – 13 October 2006

Please confirm total number of shares in issue at the end of the period in order for us to update our records

233,194,529 ordinary shares of 97 $^{17/19}$ pence each

*On 9 October 2006 Severn Trent Plc's ordinary shares of 65 $^{5/19}$ pence each were consolidated into ordinary shares of 97 $^{17/19}$ pence each.

Contact for queries:

Name: Kerry Porritt

Telephone: 0121 722 4730

Address:

2297 Coventry Road, Birmingham, B26 3PU

Person making return

Name: Fiona B Smith

Position: Group General Counsel and Company Secretary

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1.	Name of company: Severn Trent Plc	
2.	Name of scheme: Severn Trent Sharesave Scheme	
3.	Period of return:	From 1 May 2006 to 30 April 2007*
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	1,021,117 (ordinary shares of 65 5/19 pence each)
5.	Number of shares issued/allotted under scheme during period:	1,057,687 (ordinary shares of 65 5/19 pence each between 1 May 2006 to 6 October 2006) 72,669 (ordinary shares of 97 17/19 pence each between 9 October 2006 to 30 April 2007)
6.	Balance under scheme not yet issued/allotted at end of period	1,340,944 (ordinary shares of 97 17/19 pence each)
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	1,000,000 ordinary shares of 65 5/19 pence each Date of Grant of Listing – 23 August 2005 1,326,000 ordinary shares of 65 5/19 pence each Date of Grant of Listing – 15 June 2006 1,413,663 ordinary shares of 97 17/19 pence each Date of Grant of Listing – 13 October 2006

Please confirm total number of shares in issue at the end of the period in order for us to update our records

233,194,529 ordinary shares of 97 17/19 pence each

*On 9 October 2006 Severn Trent Plc's ordinary shares of 65 5/19 pence each were consolidated into ordinary shares of 97 17/19 pence each.

Contact for queries:

Name: Kerry Porritt

Telephone: 0121 722 4730

Address:

2297 Coventry Road, Birmingham, B26 3PU

Person making return

Name: Fiona B Smith Position: Group General Counsel and Company Secretary

END